Exhibit (a)(1)(B)
EMAIL TO ALL ELIGIBLE PARTICIPANTS FROM DHRUV PRASAD AND BILL WILSON, TOWNSQUARE’S CO-CHIEF EXECUTIVE OFFICERS, DATED JULY 18, 2018

To:	Eligible Participants

From:	Dhruv Prasad and Bill Wilson, Co-Chief Executive Officers

Date:	July 18, 2018

Re:	Townsquare Option Exchange Offer Program

Townsquare Team,
We are pleased to announce that our stockholders and Board of Directors have authorized a voluntary option exchange offer program to enable eligible participants to exchange eligible out-of-the-money stock options for new, “replacement” stock option grants which will provide participants with options which have a lower exercise price, but are exercisable for a lesser number of underlying shares.
The exchange program, which is entirely voluntary, allows Townsquare officers, employees and directors to exchange eligible options granted prior to January 1, 2018, for new replacement options with exercise prices equal to the closing price of our Class A common stock on the date the exchange offer program expires plus $0.50. Each replacement option will otherwise have the same terms and conditions as the eligible option it replaces. The number of new options that each participant receives in the exchange will be determined using the Black Scholes method of calculating value. The value of new replacement options received will be approximately equivalent to the value of options surrendered.
This is a significant initiative, requiring a formal tender offer filing with the U.S. Securities and Exchange Commission. However, the objective of our equity incentive program has been, and continues to be, to motivate and retain our key contributors, and to align their interests with those of our stockholders. We believe offering participants the opportunity to participate in the option exchange is consistent with our goal of enabling our key contributors to benefit from their efforts at Townsquare, along with our stockholders.
Soon you will receive an e-mail from optionexchange@townsquaremedia.com with information that explains the option exchange program in greater detail, including its potential risks, and the actions you will need to take if you choose to participate. We have also filed this and certain other information with the U.S. Securities and Exchange Commission, which is available for review on its website at www.sec.gov. Please review the material carefully, and weigh your decision with care.
NO TOWNSQUARE OFFICER, EMPLOYEE, DIRECTOR OR OTHER REPRESENTATIVE, ADVISOR OR AGENT IS AUTHORIZED TO MAKE ANY RECOMMENDATION AS TO YOUR CHOICES. AS A RESULT, YOU SHOULD CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL, TAX AND/OR OTHER ADVISORS AS PART OF YOUR DECISION MAKING PROCESS.
Townsquare makes no representations regarding the financial or tax consequences of any participation in this offer.
Please take the time to carefully review all of the information that is made available to you and the instructions that you will receive. If you have questions about the offer, please e-mail optionexchange@townsquaremedia.com or contact Chris Kitchen, EVP and General Counsel, at (203) 861-0900.